UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934


                               NTN Buzztime, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.005 per share
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629410309
                                 (CUSIP Number)

                             George L. Mahoney, Esq.
                               Media General, Inc.
               333 East Franklin Street, Richmond, Virginia 23219
                                 (804) 649-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2008
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



-------------------- ----------------------------------------------------------------------------------------------------------
1                     Name of Reporting Person

                                                                                         Media General, Inc.

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    Check the Appropriate Box if a Member of a Group                    (a)  |_|
                                                                                         (b)  |_|

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                    SEC Use Only

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                    Source of Funds (See Instructions)                                  WC/OO

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                    Citizenship or Place of Organization                                USA

-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
    Number of        7        Sole Voting Power                                          1,730,667
     Shares
  Beneficially       -------- -------------------------------------------------------------------------------------------------
    Owned by         -------- -------------------------------------------------------------------------------------------------
      Each           8        Shared Voting Power                                        -0-
    Reporting
   Person With       -------- -------------------------------------------------------------------------------------------------
                    -------- --------------------------------------------------------------------------------------------------
                     9        Sole Dispositive Power                                     1,730,667

                    -------- --------------------------------------------------------------------------------------------------
                    -------- --------------------------------------------------------------------------------------------------

                    10       Shared Dispositive Power                                    -0-

---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
11                   Aggregate Amount Beneficially Owned by Each Reporting Person
                     1,730,667

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
12                   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|
                     (See Instructions)                                                  Not Applicable

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
13                   Percent of Class Represented by Amount in Row (11)                  3.1%(1)

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
14                    Type of Reporting Person                                           CO

-------------------- ----------------------------------------------------------------------------------------------------------


_______________________
(1) Based on 55,652,908 shares of common stock outstanding as of July 31, 2008, as reported on the facing page of the Form 10-Q of NTN Buzztime, Inc. for the quarter ended June 30, 2008.

         This Amendment No. 5 (the "Amendment") amends the Schedule 13D, originally filed on May 20, 2003, as amended (the "Schedule 13D"), with respect to the common stock, par value $.005 per share (the "Common Stock"), of NTN Buzztime, Inc. (the "Issuer"), as specifically set forth.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         This Amendment is being filed by Media General, Inc., a Virginia corporation ("Media General"), with its principal office and business address located at 333 East Franklin Street, Richmond, Virginia 23219. Media General's principal businesses are newspaper publishing, television broadcasting and interactive media.

         The following information concerning the executive officers and directors of Media General is set forth on Exhibit 99.1 attached hereto, which is incorporated herein by reference:

(i)               name;

(ii)              residence or business address; and

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the person filing this Amendment, none of Media General or any of the individuals listed on
Exhibit 99.1 have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors) or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the person filing this Amendment, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         Media General sold 1,500,000 shares of Common Stock to Matador Capital Partners, LP ("Matador"), pursuant to a share purchase agreement, dated as of September 19, 2008, for aggregate proceeds of $375,000.

Item 5.  Interests in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) See Items 11 and 13 of the cover page hereto, which are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock beneficially owned by Media General after the sale reported in Item 4 above.

         (b) See Items 7 and 9 of the cover page hereto, which are incorporated herein by reference, for the number of shares as to which Media General has the sole power to vote or direct the vote, and to dispose or to direct the disposition after the sale reported in Item 4 above.

         (c) See Item 4 above.

         (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Media General.

         (e) As of September 19, 2008, Media General ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock. See Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended to add the following:

         As previously disclosed, Media General licensed certain technology to Buzztime Entertainment, Inc., a wholly-owned subsidiary of the Issuer, for an initial five-year period pursuant to a license agreement dated May 7, 2003. Buzztime did not elect to renew the license in May 2008 and, therefore, the license terminated in accordance with the terms of the license agreement, as amended.

         As described in Item 4 above, on September 19, 2008, Media General entered into a share purchase agreement selling 1,500,000 shares of Common Stock to Matador. The share purchase agreement contained customary representations and warranties by each party. A copy of the share purchase agreement is attached as an exhibit hereto and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended to include Exhibit 10.1 and replace Exhibit 99.1.

       Exhibit 10.1    Share Purchase Agreement, dated as of
                       September 19, 2008, by and between Media General, Inc. and Matador Capital Partners, LP.

       Exhibit 99.1    Executive Officers and Directors of Media General.

                                    SIGNATURE

    After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.


                                       MEDIA GENERAL, INC.


Date: September 23, 2008              By: /s/ George L. Mahoney
                                           -----------------------------------
                                           George L. Mahoney
                                           Vice President, General Counsel and
                                           Secretary

                                                                  Exhibit 10.1

                            SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (the "Agreement") is made as of September 19, 2008, by and between Media General, Inc. ("Media General") and Matador Capital Partners, LP ("Buyer").

                                    Recitals

    Media General has been a stockholder of NTN Buzztime, Inc., a Delaware corporation (the "Company") and holds as of the date of this Agreement 3,230,667 shares of Common Stock, $.005 par value, of the Company and the Buyer wishes to purchase from Media General and Media General wishes to sell to Buyer 1,500,000 of such shares (the "Shares") upon the terms and subject to the conditions set forth in this Agreement. As used in this Agreement, the "Shares" shall include all securities received from the Company (a) in replacement of the Shares, (b) as a result of stock dividends or stock splits in respect of the Shares, and
    (c) as substitution for the Shares in a recapitalization, merger, reorganization or the like.

                                    Agreement

    In consideration of the premises and mutual promises and covenants set forth herein, the parties hereto agree as follows:

A.
    1. Media General does hereby sell, transfer, assign and deliver to Buyer, and Buyer does hereby purchase and acquire from Media General, upon the terms and conditions set forth herein, the Shares, free and clear of all liens, claims, pledges, options, purchase rights, security interests and other encumbrances or third party rights. The parties hereby agree that within one (1) business days following the full execution of this Agreement, (a) Buyer shall pay to Media General, by wire transfer to an account specifically designated in writing to Buyer for such purpose by Media General, the aggregate purchase price for the Shares of $375,000.00, representing a per share purchase price of $0.25, and (b) Media General shall deliver one or more stock certificates evidencing the Shares, endorsed by Media General in blank, or with stock transfer powers executed by Media General in blank for the Shares, and to the extent applicable medallion guaranteed.

    2. Upon receipt of such aggregate purchase price from Buyer, Media General shall immediately instruct the Company to issue a stock certificate for the Shares to the Buyer and to record the sale and purchase hereunder. In addition, Media General shall take all steps necessary to cause American Stock Transfer or any other transfer agent of the Company to reissue the Shares in the name of Buyer, including providing at the cost of Media General any legal opinion that any such transfer agent may request in connection with such transfer.

B. Media General represents and warrants as of the date hereof to Buyer as follows (which representations and warranties shall survive the consummation of the transaction contemplated hereby and shall in no way be affected by any investigation of the subject matter made by Buyer):

    1. Media General is selling the Shares for Media General's own account only and not with a view to, or for sale in connection with, a distribution of the Shares within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). For the purposes of Rule 144 as promulgated under the Securities Act, Media General has held the Shares and fully paid for the Shares more than one year since the Shares were acquired from the Company or an affiliate of the Company, and Media General is not an affiliate of the Company and has not been an affiliate of the Company during the preceding three months.

    2. At no time has Media General presented Buyer with or solicited Buyer through any publicly issued or circulated newspaper, mail, radio, television or other form of general advertisement or solicitation in connection with the transfer of the Shares.

    3. Media General has not effected this transfer of Shares by or through a broker-dealer. No person or entity acting on behalf or under the authority of Media General is entitled to any broker's, finder's or similar fee or commission in connection with the transaction contemplated by this Agreement (which fees or commissions in all events shall be payable by Media General).

    4. The Shares are represented by the Company's Certificate No(s). C-20586, C-20587, and C-20767. Media General has valid marketable title to the Shares, free and clear of all liens, claims, pledges, options, purchase rights, security interests and other encumbrances or third party rights. Upon delivery and payment for the Shares, Buyer shall acquire good, valid and unencumbered title to the Shares, free and clear of all liens, claims, pledges, options, purchase rights, security interests and other encumbrances or third party rights. There are no agreements applicable to Media General relating to the sale, transfer, voting or ownership of the Shares or otherwise affecting the Shares other than this Agreement.

    5. All consents, approvals, authorizations and orders required for the execution and delivery of this Agreement and the transfer of the Shares under this Agreement have been obtained and are in full force and effect. Media General's ownership of the Shares has been conducted in accordance with all applicable laws. The monies used to fund Media General's acquisition of the Shares were Media General's own monies and were not derived from or related in any way to any illegal activity involving Media General.

    6. Media General has full legal right, power and authority to enter into and perform its obligations under this Agreement and to transfer the Shares under this Agreement. Media General has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be. When executed and delivered, this Agreement will constitute the valid and binding agreement of Media General, enforceable against Media General in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors' rights generally and by general principles of equity, whether considered in a proceeding at law or in equity.

     7. Media General has not at any time taken or been the subject of any action that may have an adverse effect on its ability to comply with or perform any of its obligations under this Agreement. There is no proceeding pending, and to the best knowledge of Media General, no person has threatened to commence any proceeding, that may have an adverse effect on the ability of Media General to comply with or perform any of its obligations under this Agreement. To the best knowledge of Media General, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such proceeding.

    8. The execution, delivery and performance of this Agreement, and any other agreements or instruments executed and delivered pursuant to this Agreement, and the consummation of the transactions contemplated hereby, do not and will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract to which Media General is a party or is otherwise known to Media General, or an event that results in the creation of any lien upon the Shares. The execution, delivery and performance of this Agreement, and any other agreements or instruments executed and delivered pursuant to this Agreement, and the consummation of the transaction contemplated hereby, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default or require any consent under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Media General is a party or by which Media General is bound, or any applicable laws. (9.) There is no action, suit, proceeding or investigation pending or, to the best knowledge of Media General, currently threatened against Media General that questions the legality, validity or enforceability of this Agreement, or the right of Media General to enter into this Agreement, or the ability of Media General to consummate the transaction contemplated hereby. There is no action, suit, or proceeding that may be commenced by Media General pending or, to the best knowledge of Media General, currently threatened against any other person relating to the Shares or the Company.

C. Buyer represents and warrants as of the date hereof to Media General as follows (which representations and warranties shall survive the consummation of the transaction contemplated hereby and shall in no way be affected by any investigation of the subject matter made by Media General):

    1.   Buyer is buying the Shares for its own account only.

    2. All consents, approvals, authorizations and orders required for the execution and delivery of this Agreement and the acquisition of the Shares under this Agreement have been obtained and are in full force and effect. The monies used to fund Buyer's acquisition of the Shares are its own monies and are not derived from or related in any way to any illegal activity involving Buyer.

    3. Buyer has full legal right, power and authority to enter into and perform its obligations under this Agreement and to acquire the Shares under this Agreement. Buyer has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be. When executed and delivered, this Agreement will constitute the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors' rights generally and by general principles of equity, whether considered in a proceeding at law or in equity.

    4. Buyer has not at any time taken or been the subject of any action that may have an adverse effect on its ability to comply with or perform any of its obligations under this Agreement. There is no proceeding pending, and to the best knowledge of Buyer, no person has threatened to commence any proceeding, that may have an adverse effect on the ability of Buyer to comply with or perform any of its obligations under this Agreement. To the best knowledge of Buyer, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such proceeding.

    5. The execution, delivery and performance of this Agreement, and any other agreements or instruments executed and delivered pursuant to this Agreement, and the consummation of the transactions contemplated hereby, do not and will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract to which Buyer is a party or is otherwise known to Buyer. The execution, delivery and performance of this Agreement, and any other agreements or instruments executed and delivered pursuant to this Agreement, and the consummation of the transaction contemplated hereby, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default or require any consent under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Buyer is a party or by which Buyer is bound, or any applicable laws.

    6. There is no action, suit, proceeding or investigation pending or, to the best knowledge of Buyer, currently threatened against Buyer that questions the legality, validity or enforceability of this Agreement, or the right of Buyer to enter into this Agreement, or the ability of Buyer to consummate the transaction contemplated hereby.

D. Except as otherwise expressly stated to the contrary herein, neither party hereto shall assign or transfer any of its rights or obligations hereunder without the consent of the other party.

E. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to that body of laws pertaining to conflict of laws.

F. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

G. This Agreement may be executed in any number of counterparts with the same effect as if the parties had all signed the same instrument. All counterparts shall be construed together and shall constitute one Agreement.

                            [Signature Page Follows]

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first hereinabove set forth.


MEDIA GENERAL, INC.

By /s/ John A. Schauss
   --------------------------------

Its Vice President-Finance and Chief Financial Officer


Date September 19, 2008
     ------------------------------


BUYER: MATADOR CAPITAL PARTNERS, LP

By /s/ Jeffrey A. Berg
   --------------------------------

Its President of the General Partner


Date September 19, 2008
     -----------------------------

                                                                  Exhibit 99.1


                 Executive Officers & Directors of Media General


--------------------------- ----------------------------- ------------------------------------- ----------------------
           Name                Residence or Business          Present Employment/Employer         NTN Common Stock
                                      Address                                                         Holdings
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Directors of Media General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
J. Stewart Bryan III          333 East Franklin Street          Chairman of the Board of                None
                              Richmond, Virginia 23219              Media General

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Marshall N. Morton            333 East Franklin Street       President and Chief Executive              None
                              Richmond, Virginia 23219         Officer of Media General

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
O. Reid Ashe, Jr.             333 East Franklin Street       Executive Vice President and Chief         None
                              Richmond, Virginia 23219       Operating Officer of Media General

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Diana F. Cantor               10900 Nuckols Road,               Director of Media General;              None
                              Suite 220                            Managing Director
                              Glen Allen, Virginia 23060      New York Private Bank & Trust

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
F. Jack Liebau                301 East Colorado                 Director of Media General;              None
                              Boulevard, Suite 810              President of Liebau Asset
                              Pasadena, California 91101            Management Co., LLC

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Eugene I. Davis              5 Canoe Brook Drive                Director of Media General;              None
                             Livingston, New Jersey            Chairman and Chief Executive
                                    07039                 Officer of Pirinate Consulting Group, LLC

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Thompson L. Rankin            101 E. Kennedy Boulevard      Director of Media General; retired           None
                              Suite 3460                     President and Chief Executive
                              Tampa, Florida 33602            Officer of Lykes Bros., Inc.

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
J. Daniel Sullivan           147 Rue De Grande                  Director of Media General;              None
                             Brentwood, Tennessee 37027                 Consultant

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Coleman Wortham III             One James Center                Director of Media General;              None
                              901 East Cary Street            President and Chief Executive
                                   11th Floor              Officer of Davenport & Company LLC,
                            Richmond, Virginia 23219          a Richmond, Virginia, investment
                                                                      banking firm

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Rodney A. Smolla,               Sydney Lewis Hall         Director of Media General; Dean of           None
                             Lexington, Virginia 24450       Washington and Lee University
                                                                     School of Law
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Walter E. Williams              371 Devonshire Road        Director of Media General; John M.           None
                             Devon, Pennsylvania 19333      Olin Distinguished Professor of
                                                           Economics, George Mason University

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------


 Other Executive Officers
            of
      Media General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Stephen Y. Dickinson          333 East Franklin Street      Controller and Chief Accounting             None
                              Richmond, Virginia 23219                  Officer

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
George L. Mahoney             333 East Franklin Street    Vice President, General Counsel and           None
                              Richmond, Virginia 23219                Secretary

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Lou Anne J. Nabhan            333 East Franklin Street        Vice President, Director of               None
                              Richmond, Virginia 23219         Corporate Communications

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
C. Kirk Read                  333 East Franklin Street        Vice President, President of              None
                              Richmond, Virginia 23219         Interactive Media Division

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
John A. Schauss               333 East Franklin Street      Vice President-Finance and Chief            None
                              Richmond, Virginia 23219             Financial Officer

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
 H. Graham Woodlief, Jr.      333 East Franklin Street        Vice President, President of              None
                              Richmond, Virginia  23219           Publishing Division

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
James F. Woodward             333 East Franklin Street      Vice President, Human Resources             None
                              Richmond, Virginia 23219

--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
James A. Zimmerman            333 East Franklin Street        Vice President, President of              None
                              Richmond, Virginia 23219             Broadcast Division

--------------------------- ----------------------------- ------------------------------------- ----------------------
